Exhibit 99.2

Form 51-102F3

Material Change Report

1.	Name and Address of Company

MAG Silver Corp.
Suite 770 - 800 West Pender Street
Vancouver, BC
V6C 2V6   Canada

2.	Date of Material Change

November 10, 2011

3.	News Release

MAG Silver Corp. (the “Company”) issued a news release dated November 10, 2011 (the “News Release”) relating to the material change.  The News Release was distributed through Marketwire and filed with the applicable securities regulatory authorities.

4.	Summary of Material Change

On November 10, 2011, the Company announces an independent updated mineral resource estimate for the Juanicipio Property authored by Strathcona Mineral Services Limited (“Strathcona”) on behalf of the Minera Juanicipio Joint Venture.  The updated mineral resource estimate is based on drill results available as of June 1, 2011 and used a physical cut-off grade of 100 grams per tonne (“g/t”) of silver (100 g/t Ag).   A National Instrument (“NI”) 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR within 45 days.

Indicated Mineral Resources are estimated to total 5.7 million tonnes at 702 g/t (22.6 ounces per tonne (opt)) silver, 1.9 g/t gold, 2.2% lead, and 4.2% zinc. Total contained metals in the Indicated Resource are 128 million ounces of silver, 346,000 ounces of gold, 268 million pounds of lead, and 521 million pounds of zinc.  Almost 64% of the total ounces are now classified as Indicated and these lie exclusively in the Valdecañas Vein.

At the same cut-off value of 100 g/t Ag per tonne, Inferred Mineral Resources are estimated to total 4.3 million tonnes at 513 g/t (15.0 opt) silver, 1.4 g/t gold, 1.6% lead, and 3.0% zinc.  The Inferred Resources contain an additional 71 million ounces of silver, 192,000 ounces of gold, 152 million pounds of lead, and 280 million pounds of zinc.  Approximately 36% of the total silver ounces are now classified as Inferred and are contained within the Valdecañas Vein, the Footwall (Desprendido) Vein and the Juanicipio Vein.

5.	Full Description of Material Change

For a full description of the material change, please see “Schedule A” below.  The press release may also be viewed on SEDAR at www.sedar.com .

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

Dan MacInnis
President and Chief Executive Officer

Telephone: (604) 630-1399
Facsimile: (604) 681-0894

9.	Date of Report

November 10, 2011

SCHEDULE A

MAG Silver Corp.	November 10, 2011
For Immediate Release	NR#11-12

MAG SILVER ANNOUNCES UPDATED JUANICIPIO RESOURCE ESTIMATE
PREPARED ON BEHALF OF THE MINERA JUANICIPIO JOINT VENTURE

Indicated Resources: 5.7 Million Tonnes containing 128 million ounces of silver grading 702 g/t silver
Inferred Resources: 4.3 Million Tonnes containing 71 million ounces of silver grading 513 g/t silver

Vancouver, B.C.…MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces an independent updated mineral resource estimate for the Juanicipio Property authored by Strathcona Mineral Services Limited (“Strathcona”) on behalf of the Minera Juanicipio Joint Venture. The Juanicipio Property, located in the Fresnillo District, Zacatecas State, Mexico, is owned and operated by Minera Juanicipio S.A. de C.V., a Mexican incorporated joint venture company held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. The updated mineral resource estimate is based on drill results available as of June 1, 2011 and used a physical cut-off grade of 100 grams per tonne (“g/t”) of silver (100 g/t Ag).   A National Instrument (“NI”) 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR within 45 days.

The resource estimate published here includes the Valdecañas Vein and the Juanicipio Vein but does not include the recently discovered “Las Venadas” structure (see press release dated September 1, 2011). Exploration drilling continues outside the known resources and additional vein discoveries are expected.

Highlights of the June 2011 Strathcona Resource Estimate

Indicated Mineral Resources are estimated to total 5.7 million tonnes at 702 g/t (22.6 ounces per tonne (opt)) silver, 1.9 g/t gold, 2.2% lead, and 4.2% zinc. Total contained metals in the Indicated Resource are 128 million ounces of silver, 346,000 ounces of gold, 268 million pounds of lead, and 521 million pounds of zinc.  Almost 64% of the total ounces are now classified as Indicated and these lie exclusively in the Valdecañas Vein.

At the same cut-off value of 100 g/t Ag per tonne, Inferred Mineral Resources are estimated to total 4.3 million tonnes at 513 g/t (15.0 opt) silver, 1.4 g/t gold, 1.6% lead, and 3.0% zinc.  The Inferred Resources contain an additional 71 million ounces of silver, 192,000 ounces of gold, 152 million pounds of lead, and 280 million pounds of zinc.  Approximately 36% of the total silver ounces are now classified as Inferred  and are contained within the Valdecañas Vein, the Footwall (Desprendido) Vein and the Juanicipio Vein (see table one).

In particular, MAG is pleased to report that Strathcona had this to say about Valdecañas in its report (p.82), “...there can be little doubt that the Valdecañas Vein will become an important silver producer within the district.”  Strathcona goes on to say that, “This is one of the few fortunate cases in the mining industry where the economic merits of a resource estimate (5.7 million tonnes [indicated] with an excellent silver grade of 700 grams per tonne), even if based on relatively widely spaced drilling, are self-evident”.

This independent resource estimate by Strathcona is a key step toward finalizing the updated economic assessment of a “standalone” underground silver mine currently being prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) on behalf of the Minera Juanicipio Joint Venture.  The AMC Study is one of the studies necessary to evaluate the manner in which the Juanicipio Property might be developed, and MAG expects it to include a compilation of possible mine development scenarios and their associated economic advantages.  Completion of the AMC Study, expected during the 4th quarter of this year, will mark an important milestone in moving the Juanicipio project to the next level.

Dan MacInnis, MAG's President and CEO commented, "We are pleased to have an independent resource estimate prepared on behalf of the Minera Juanicipio Joint Venture in hand.  The diligence Strathcona brought to the study provides confidence in our resource and will provide a solid foundation for moving towards development.  The joint venture has forwarded this resource estimate to AMC to be used as the basis upon which AMC will produce an updated NI 43-101 compliant preliminary economic assessment report."  Mr. MacInnis continued, “This estimate once again strongly reinforces the view that the Juanicipio Property is host to one of the highest grade, large scale silver deposits on the planet today.”

Strathcona Mineral Resource Estimate

The June 2011 Juanicipio Joint Venture resource estimate is shown in Table 1.  It is reported at a 100 grams per tonne silver cut-off grade (100 g/t Ag).

Table 1: Strathcona Mineral Services, Juanicipio Joint Venture Resource Estimate – All Veins as of June 2011.

Footnotes:
Vein / Classification	Tonnes (millions)	Silver (g/t)	Silver (million Ounces)	Gold (g/t)	Lead (%)	Zinc (%)
Valdecañas / Indicated	5.7	702	128	1.9	2.2	4.2
Valdecañas / Inferred	2.0	459	30	2.0	1.6	3.1
Foot Wall (Desprendido) / Inferred	1.8	540	31	0.9	1.8	3.2
Juanicipio / Inferred	0.5	638	10	0.8	0.9	1.7

Total Indicated	5.7	702	128	1.9	2.2	4.2
Total Inferred	4.3	513	71	1.4	1.6	3.0
1.	CIM Definition Standards have been followed for classification of mineral resources.
2.	Mineral resources are reported at a cut-off grade of 100 grams per tonne of silver.
3.	The mineral resource estimate uses drill hole data available as of May 30, 2011.
4.	Mineral resources are not mineral reserves and do not have demonstrated economic viability.
5.	Totals may not add correctly due to rounding.

Strathcona Resource Estimate Details: The Juanicipio drill hole database includes 122 diamond core holes drilled prior to May 30, 2011, of which 78 holes intersected the Valdecañas and Footwall Veins for 65,078 metres and 21 diamond drill holes were drilled for 18,703 metres on the Juanicipio Vein.  After careful review and reinterpretation of many critical vein intercepts, a set of cross sections and plan views were generated to construct three-dimensional wireframe models of the mineralized veins using the descriptive logs, and a minimum true thickness of 2.0 metres. The Valdecañas Vein was sub-divided into high-grade and low-grade domains for silver, lead and zinc. Prior to compositing to one-metre lengths, high grades were cut to 6,700 g/t silver, 16 g/t gold, and 15% for both lead and zinc (high-grade domains, Valdecañas Vein).  Grades and density were estimated using inverse distance cubed (ID3).  All blocks within the wireframes are reported as mineral resources. Classification into the Indicated and Inferred categories was guided by the drill hole density and the apparent continuity of the mineralized zones.

Pending RPA Resource Estimate:  MAG has also engaged Roscoe Postle Associates ("RPA", successor company to Scott Wilson RPA) to carry out a parallel resource estimate on behalf of MAG, and a draft working copy of this resource estimate is referred to within the Strathcona study. The RPA resource estimate incorporates two holes in the Juanicipio Vein not utilized in the Strathcona study, but does not utilize two other holes that were incorporated into the Strathcona study The database utilized by both parties is otherwise identical.  While MAG has agreed that the Strathcona resource estimate is to be used in the AMC Study, this was in order to move the project forward to the next development step, being completion of the AMC Study on behalf of the Minera Juanicipio Joint Venture.  MAG does not consider the Strathcona study to be definitive for all of MAG’s purposes, but considers it adequate for purposes of incorporation into an advanced PEA, such as the AMC Study.

Information Concerning Estimates of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Qualified Person – Resource: The Mineral Resources for the Juanicipio Property disclosed in this press release have been estimated by Mr. Henrik Thalenhorst, an employee of Strathcona Mineral Services Limited and independent of MAG.  By virtue of his education and relevant experience Mr. Thalenhorst is a "Qualified Person" for the purpose of National Instrument 43-101.  The Mineral Resources have been classified in accordance with CIM Definition Standards for Mineral Resources and Mineral Reserves, (December 2005). Mr. Thalenhorst, P.Geo. has read and approved the contents of this press release as it pertains to the disclosed mineral resource estimate.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo Property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.
“Dan MacInnis”
CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894
Neither the Toronto Stock Exchange nor the NYSE-Amex has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources
This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.
Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.htmlhttp://www.sec.gov/EDGAR.